FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April, 2014

Commission File Number 1-32001

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: April 17, 2014	By:	/s/ “Elizabeth Williams”
Elizabeth Williams
Director of Finance and Controller

EXHIBIT INDEX

99.1	Lorus Therapeutics Announces the Departure of its President and Chief Operating Officer
99.2	Lorus Therapeutics Inc. Announces $17M Overnight Marketed Financing
99.3	Lorus Therapeutics Inc. Upsizes Overnight Marketed Financing to $25M
99.4	Lorus Therapeutics to Present Data on Lead Compound LOR-253 at AACR Annual Meeting 2014
99.5	Lorus Therapeutics Presents Preclinical Data on LOR-253 at American Association for Cancer Research Annual Meeting 2014
99.6	Lorus Therapeutics To Host Third Quarter 2014 Financial Results Conference Call and Webcast
99.7	Lorus Therapeutics Completes $25 Million Offering of Common Shares
99.8	Lorus Therapeutics Reports Third Quarter Results for Fiscal 2014